March 17, 2022

VIA EDGAR

U.S. Securities & Exchange Commission

Division of Corporation Finance

Office of Manufacturing

100 F Street, N.E.

Washington, D.C. 20549-3720

Attention:	Jay Ingram
Geoffrey Kruczek
SiSi Cheng
Kevin Stertzel

Re: Gogoro Inc.
Registration Statement on Form F-4
Filed November 18, 2021
File No. 333-261181

Acceleration Request
Requested Date: March 17, 2022
Requested Time: 2:00 P.M. Eastern Time

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Gogoro Inc. (the “Company”) hereby requests that the above-referenced Registration Statement on Form F-4 (File No. 333-261181) (the “Registration Statement”) be declared effective at the “Requested Date” and “Requested Time” set forth above or as soon thereafter as practicable, or at such later time as the Company may request via telephone to the staff of the Securities and Exchange Commission. The Company hereby authorizes Mark Baudler of Wilson Sonsini Goodrich & Rosati, Professional Corporation, counsel for the Company, to make such request on the Company’s behalf.

The Company requests that it be notified of the effectiveness of the Registration Statement by telephone to Mark Baudler of Wilson Sonsini Goodrich & Rosati, Professional Corporation at 650-320-4597 or via email at mbaudler@wsgr.com.

Please direct any questions or comments regarding this acceleration request to Mark Baudler at 650-320-4597.

[signature page follows]

Sincerely,

GOGORO INC.

By:	/s/ Bruce Morrison Aitken
Bruce Morrison Aitken
Chief Financial Officer

cc:	Mark Baudler, Wilson Sonsini Goodrich & Rosati, P.C.